EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934

Green Dot Corporation (“we,” “our,” “us,” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Class A common stock. The following summary of the terms of our Class A common stock is based upon our Tenth Amended and Restated Certificate of Incorporation (“Restated Certificate of Incorporation”) and our Amended and Restated Bylaws (“Restated Bylaws”). This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the applicable provisions of our Restated Certificate of Incorporation and our Restated Bylaws, which are filed as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Restated Certificate of Incorporation, our Restated Bylaws and the applicable provisions of the Delaware General Corporation Law for more information.
DESCRIPTION OF CLASS A COMMON STOCK
Authorized Capital Shares
Our authorized capital stock consists of 100,000,000 shares of Class A common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share, of which 10,085 shares have been designated as Series A Convertible Junior Participating Non-Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”). As of February 28, 2020, only 3,226 shares of Series A Preferred Stock remain authorized and unissued, and there are no shares of Series A Preferred Stock outstanding.
Common Stock
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock will receive Class A common stock, or rights to acquire Class A common stock, as the case may be.
Voting Rights
Holders of our Class A common stock are entitled to one vote per share. We have not provided for cumulative voting for the election of directors in our Restated Certificate of Incorporation, which means that the holders of a majority of our shares of Class A common stock can elect all of the directors then standing for election. In addition, our Restated Certificate of Incorporation provides that, so long as we are a bank holding company, a holder, or group of affiliated holders, of more than 24.9% of our common stock may not vote shares representing more than 14.9% of the voting power represented by the outstanding shares of our Class A common stock.

No Preemptive or Similar Rights
Our Class A common stock is neither entitled to preemptive rights nor is it subject to redemption.
Conversion
Our Class A common stock is not convertible into any other shares of our capital stock.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.
Impact of Preferred Stock
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A common stock. Our Restated Certificate of Incorporation specifies the following rights, preferences, and privileges for our Series A preferred stockholders:

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Dividend Rights. Holders of shares of our Series A preferred stock are entitled to receive ratable dividends (on an as-converted basis, taking into account the conversion rate applicable to the Series A preferred stock at the time) only as, if and when any dividends are paid in respect of our Class A common stock.

•	Voting Rights. Series A preferred stock is non-voting, subject to limited exceptions.

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Conversion. Our Series A preferred stock is not convertible into any other security except that it converts into Class A common stock if it is transferred by a holder (i) in a widespread public distribution, (ii) in a private sale or transfer in which the transferee acquires no more than 2% of any class of voting shares of our company, (iii) to a transferee that owns or controls more than 50% of the voting shares of our company without regard to any transfer from the transferring stockholder or (iv) to our company. Each share of Series A preferred stock so transferred will automatically convert into 1,000 shares (subject to appropriate adjustment for any stock split, reverse stock split, stock dividend, recapitalization or other similar event) of our Class A common stock.

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Right to Receive Liquidation Distributions. In the event of any liquidation, dissolution or winding-up of the affairs of the Company (excluding a Reorganization Event (as defined below)), the assets of the Company or the proceeds thereof legally available for distribution to our stockholders are distributable ratably among the holders of our Class A common stock and any Series A preferred stock outstanding at that time after payment to the holders of shares of our Series A preferred stock of an amount per share equal to (i) $0.01 plus (ii) any dividends on our Series A Preferred Stock that have been declared but not paid prior to the date of payment of such distribution. In connection with any merger, sale of all or substantially all of the assets or other reorganization involving our company (a “Reorganization Event”) and in which our Class A common stock is converted into or exchanged for cash, securities or other consideration, holders of shares of our Series A preferred stock will be entitled to receive ratable amounts (on an as-converted basis, taking into account the conversion rate applicable to Series A preferred stock at the time) of the same consideration as is payable to holders of our Class A common stock pursuant to a Reorganization Event.
Fully Paid and Non-Assessable
All of the outstanding shares of our Class A common stock are fully paid and non-assessable.
Listing
Our Class A common stock is listed on the New York Stock Exchange under the symbol “GDOT.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A.
Anti-takeover Provisions
The provisions of Delaware law and the provisions of our Restated Certificate of Incorporation and our Restated Bylaws may have the effect of delaying, deferring or preventing a change in our control.
Delaware Law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law (“Section 203”). In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.
Restated Certificate of Incorporation and Restated Bylaw Provisions. Our Restated Certificate of Incorporation and our Restated Bylaws include a number of other provisions that could deter hostile takeovers or delay or prevent a change in our control, including the following:

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Board of Directors Vacancies. Our Restated Certificate of Incorporation and Restated Bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees

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Stockholder Action; Special Meeting of Stockholders. Our Restated Certificate of Incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Our Restated Bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Restated Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our Restated Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

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Limits on Voting Power. Our Restated Certificate of Incorporation provides that a holder, or group of affiliated holders, of more than 24.9% of our common stock may not vote shares representing more than 14.9% of the voting power represented by the outstanding shares of our Class A common stock. These provisions might make it more difficult for, or discourage an attempt by, such a stockholder to obtain control of us by means of a merger, tender offer, proxy contest or other means.

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Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult, or to discourage an attempt to obtain control of us by means of, a merger, tender offer, proxy contest or similar transaction.

These provisions may deter a hostile takeover or delay a change in control or management of the Company.